 Filed pursuant to Rule 424(b)(3)
 Registration No. 333-262608

PROSPECTUS SUPPLEMENT NO. 7
(to prospectus dated April 18, 2022)

Up to 25,483,334 Shares of Class A Common Stock Issuable Upon
Exercise of Warrants

Up to 106,508,061 Shares of Common Stock
Up to 8,424,034 Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 18, 2022 (the “Prospectus”), related to the issuance by us of up to an aggregate of up to 25,483,334 shares of our Class A common stock, $0.0001 par value per share (“Class A Common Stock”), which consists of (i) up to 8,233,334 shares of Class A Common Stock that are issuable upon the exercise of 8,233,334 warrants (the “Private Placement Warrants”) originally issued in a private placement at a price of $1.50 per warrant in connection with the initial public offering of Trebia Acquisition Corp., a Cayman Islands exempted company (“Trebia”), and (ii) up to 17,250,000 shares of Class A Common Stock that are issuable upon the exercise of 17,250,000 warrants (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”) originally issued in the initial public offering of units of Trebia at a price of $10.00 per unit, with each unit consisting of one Class A ordinary share and one-third of one warrant. Each Warrant entitles the holder thereof to purchase one share of our Class A Common Stock at a price of $11.50 per share. On April 19, 2022, the holders of the Private Placement Warrants exercised them in full on a cashless basis in accordance with the terms of the Private Placement Warrants, which resulted in the net issuance of an aggregate of 3,532,372 shares of our Class A Common Stock in full settlement of the Private Placement Warrants. We will receive the proceeds from any exercise of any Public Warrants for cash, which amount of aggregate proceeds, assuming the exercise of all Public Warrants, could be up to $198.4 million. We believe the likelihood that holders of the Public Warrants will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Class A Common Stock. If the market price for our Class A Common Stock is less than $11.50 per share, we believe holders of the Public Warrants will be unlikely to exercise their Warrants.
The Prospectus also relates to the offer and sale from time to time by the selling securityholders (including their transferees, donees, pledgees and other successors-in-interest) named in the Prospectus (collectively, the “Selling Securityholders”) of (a) 106,508,061 shares of Class A Common Stock (the “Total Resale Shares”), consisting of (i) 48,224,485 shares held directly by the Selling Securityholders, (ii) 22,077,319 shares of Class A Common Stock issuable to unitholders of S1 Holdco, LLC upon the redemption of their S1 Holdco Class B Units (and the corresponding exchange of their Class C common stock) (as defined in the Prospectus), (iii) 1,450,000 shares issuable from fully vested restricted stock units of the Company granted to Michael Blend and Just Develop It Limited (which, in the case of clauses (i), (ii) and (iii) above, were issued as equity merger consideration to securityholders of S1 Holdco, LLC and System1 SS Protect Holdings, Inc. and their respective subsidiaries and affiliates, pursuant to the Business Combination Agreement (as defined in the Prospectus) at an equity consideration value of $10.00 per share), (iv) 24,648,446 shares issued to Cannae Holdings, Inc. (“Cannae”) in connection with the Business Combination Agreement, Sponsor Agreement (as defined in the Prospectus) and Backstop Agreement (as defined in the Prospectus) at a price of $10.00 per share, (v) 2,533,324 shares issued to Cannae and 1,000,000 shares issued to certain of the other Selling Securityholders, together totaling an aggregate of 3,533,324 shares (the “Sponsor-Forfeited Shares”), which shares were forfeited by the Sponsors and issued to the above holders pursuant to the terms of the Sponsor Agreement in connection with the Business Combination and (vi) 6,574,487 shares originally issued to the Sponsors (as defined in the Prospectus) of Trebia in the form of Founder Shares (as defined in the Prospectus) at a price of approximately $0.002 per share, and (b) 8,424,034 Warrants consisting of (i) 8,233,334 Private Placement Warrants and (ii) 190,700 Public Warrants beneficially owned by certain directors and officers of the Company. We will not receive any proceeds from the sale of shares of our Class A Common Stock or the Warrants by the Selling Securityholders pursuant to the Prospectus. In addition to the cashless exercise and net settlement of the 8,233,334 Private Placement Warrants discussed above, on April 19, 2022, an aggregate of 1,450,000 shares of our Class A Common Stock were issued to Mr. Blend and Just Develop It Limited in full settlement of the 1,450,000 fully vested restricted stock units previously granted to them at the closing of the Business Combination.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced public company reporting requirements. The Prospectus and this prospectus supplement complies with the requirements that apply to an issuer that is an emerging growth company.
Our Class A Common Stock and the Public Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “SST” and “SST.WS,” respectively. On November 2, 2022, the closing price of our Class A Common Stock was $4.87 and the closing price for our Public Warrants was $0.80.
Prior to the extraordinary general meeting of Trebia in connection with the Business Combination, holders of 51,046,892 Trebia Class A Ordinary Shares exercised their right to redeem those shares for cash at a price of $10.00 per share, for an aggregate of $510,468,920, which represented approximately 99% of the total Trebia Class A Ordinary Shares then outstanding. The Total Resale Shares being offered under the Prospectus represent over 99% of our current total outstanding shares of Class A Common Stock as of the date of the Prospectus. Additionally, after the cashless exercise of the Private Placement Warrants discussed above, the Selling Securityholders own an additional 3,532,372 shares of Class A Common Stock, representing an additional 4.1% of the total outstanding Class A Common Stock as of the date of the Prospectus. The sale of all the securities being offered in the Prospectus could result in a significant decline in the public trading price of our Class A Common Stock. Despite such a decline in the public trading price, the Selling Securityholders may still experience a positive rate of return on the securities they purchased or acquired due to the differences in the purchase prices described above. Based on the closing price of our Class A Common Stock referenced above, (a) the Selling Stockholders (other than the Sponsors and holders of the Sponsor-Forfeited Shares) may experience potential loss of up to $5.13 per share, (b) the Sponsors and holders of the Sponsor-Forfeited Shares may experience potential profit of up to $4.87 per share and (c) the holders of Public Warrants may experience potential loss of up to $6.63 per share upon exercise of the Warrant and sale of the underlying Class A Common Stock.
We will bear all costs, expenses and fees in connection with the registration of the shares of our Class A Common Stock and the Warrants under the Prospectus. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sales of the shares of our Class A Common Stock and the Warrants held by such Selling Securityholders.

See “Risk Factors” beginning on page 5 of the Prospectus to read about factors you should consider before investing in our Class A Common Stock or Warrants

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 3, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): November 2, 2022

System1, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39331	98-1531250
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

4235 Redwood Avenue Marina Del Rey, California		90066
(Address of principal executive offices)		(Zip Code)

(310) 924-6037
(Registrant's telephone number, including area code)
N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	SST	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A Common Stock share at an exercise price of $11.50 per share	SST.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 2, 2022, Paul Filsinger, President of System1, Inc. (the “Company”), notified the Company that he is resigning from his position as the Company’s President effective as of the close of business on November 30, 2022, in order to pursue other opportunities. Mr. Filsinger will continue to provide transition and strategic advisory services to the Company for a period of five months following his resignation pursuant to a Transition and Advisory Services Agreement (the “Transition Agreement”) entered into between Mr. Filsinger and the Company.
In consideration for providing such transition and advisory services and a release of claims against the Company, Mr. Filsinger will receive (i) monthly compensation in an amount of $29,165 through January 31, 2023, which is equal to his current monthly base salary and (ii) a lump sum payment of $320,835 on or about February 15, 2023, which reflects an amount equal to the balance of Mr. Filsinger’s current base salary which would have been payable to Mr. Filsinger through December 31, 2023.
In addition, Mr. Filsinger will also (i) be entitled to his annual bonus for fiscal year 2022 to be paid in an amount and manner consistent with the annual bonus payable to the Company’s chief financial officer in terms of target bonus payout percentage, (ii) receive Company-subsidized COBRA coverage for himself and his eligible dependents through December 31, 2023 or (if sooner) the date on which Mr. Filsinger becomes eligible for coverage by another employer, (iii) be entitled to continued vesting of his outstanding but unvested restricted stock unit awards through the term the Transition Agreement and (iv) be entitled to full vesting of his outstanding but unvested F unit award in S1 Holdco, LLC (the Company’s successor entity prior to the closing of its deSPAC transaction on January 27, 2022).
The description of the Transition Agreement is qualified in its entirety by reference to the full text of the Transition Agreement, a copy of which is filed as Exhibit 10.1 to this report and incorporated herein by reference.

Item 9.01 - Financial Statements and Exhibits
(d) Exhibits.

Exhibit No.	Description
10.1	Transition and Advisory Services Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

System1, Inc.

Date: November 2, 2022	By:	/s/ Daniel J. Weinrot
	Name:	Daniel J. Weinrot
	Title:	General Counsel & Corporate Secretary